Appendix A

06018738

tomtom

TomTom's QuickGPSfix Determines Your Position Faster Than Ever

Free service for an even quicker location fix

TomTom, a leading provider of personal navigation products and services today announces the availability of its free QuickGPSfix service. This free service enables TomTom GO users to get an immediate connection between their TomTom and the GPS satellites. The position of the TomTom GO is "fixed" seconds after switching on the device.

TomTom's QuickGPSfix service predicts the orbits of the satellites for up to seven days and distributes these predictions to TomTom devices when they are connected to a PC or MAC with TomTom HOME. Even if the TomTom GO is switched off for more than a day, it can obtain a fix within a few seconds. This feature, which is currently unique to the new TomTom GO range, means drivers can now start navigating faster than ever before.

TomTom's QuickGPSfix service can easily be installed by connecting a TomTom GO device to a computer running TomTom's software application, TomTom HOME. This unique method of providing QuickGPSfix information to TomTom GO users, means that they automatically get QuickGPSfix updates as soon as they connect to their computer.

TomTom HOME is available for free from the TomTom website and enables users to efficiently manage TomTom PLUS content & services from their computer. Customers can easily purchase and download content like safety camera information, traffic updates, maps and voices. Furthermore, TomTom HOME allows users to receive free traffic alerts via their computer and plan routes before setting off on a journey. TomTom HOME can be used for all TomTom personal navigation devices as well as NAVIGATOR 6.

TomTom's QuickGPSfix is currently compatible with the TomTom GO 910, TomTom GO 710 and TomTom GO 510 and predicts the location of GPS satellites for seven days. For the quickest GPS fix available, users are required to connect to TomTom HOME at least once a week.

dlw 11/28